CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to File Prospectus to Raise US$15 Million in Registered Share Offering

November 18, 2009 CIBT Education Group Inc. (the “Company”) (NYSE Amex & TSXV symbol: MBA) is pleased to report that it has entered into a joint engagement letter with two U.S based investment firms (the “Underwriters”) recording the intention of the parties to raise US$15 million dollars from accredited and institutional investors only by way of a registered offering of common shares of the Company. In accordance with US securities laws, the registered offering can only be made by way of a prospectus, and it is anticipated that the prospectus will be filed with the applicable securities regulators in early 2010. The proceeds will be used to fund future acquisitions and working capital.  The exact terms of the financing are subject to negotiation between the Company and the Underwriters and acceptance by regulatory bodies.

CIBT Education Group Inc.

“Toby Chu”
Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies. Neither the NYSE Amex nor the TSX Venture Exchange or its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.